EXHIBIT 12
HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Fiscal Years Ended in December
(Thousands of Dollars)

	2009	2008	2007	2006	2005

Earnings available for fixed charges:
Net earnings	$374,930	306,766	333,003	230,055	212,075
Add:
Fixed charges	76,124	61,688	46,917	39,055	42,394
Taxes on income	154,767	134,289	129,379	111,419	98,838

Total	$605,821	502,743	509,299	380,529	353,307

Fixed charges:
Interest expense	$61,603	47,143	34,618	27,521	30,537
Rental expense representative of interest factor	14,521	14,545	12,299	11,534	11,857

Total	$76,124	61,688	46,917	39,055	42,394

Ratio of earnings to fixed charges	7.96	8.15	10.86	9.74	8.33